Exhibit 2.2

Amendment Agreement

Hanryu Bank Co., Ltd. (hereinafter referred to as “A”) and RnDeep Co., Ltd. (hereinafter referred to as “B”) shall intend to change the merger date for cost reduction and efficient management. It is decided to revise the merger date of the merger which approved on shareholders’ meeting on February 4, 2021. In addition, the agreement to change the merger date shall be approved at the extraordinary general meeting of shareholders of both companies.

The merger date set in Article 6 (Merger Date) of the original merger agreement is to be changed as follows:

Before Change

Article 6 (Date of Merger) Date of merger is May 31, 2021.

However, unless the procedure on the merger ends by the date above, the date may be extended upon negotiation among representatives between “A” and “B.”

After Change

Article 6 (Date of Merger) Date of merger is March 31, 2021.

However, unless the procedure on the merger ends by the date above, the date may be extended upon negotiation among representatives between “A” and “B.”

March 2, 2021

(A) Hanryu Bank Co., Ltd.

B-dong, Room 1702 at 397 Seochodae-ro,

Seocho-gu, Seoul, Korea (Seocho-dong)

CEO: Munjung Kang

(B) RnDeep Co., Ltd

10thfloor at 58 Wangsipri-ro, Seongdong-gu,

Seoul, Korea (Seongsu-dong 1-ga, Pohyu)

CEO: Munjung Kang